UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-03034
Xcel Energy Inc.

(Exact name of registrant as specified in its charter)
414 Nicollet Mall, Minneapolis, Minnesota, 55401, (612) 330-5500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

7.600% Junior Subordinated Notes, Series due 2068

(Title of each class of securities covered by this Form)

Common Stock, $2.50 par value per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Xcel Energy Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 26, 2013

Xcel Energy Inc.

	By:	/s/ George E. Tyson II
Name: George E. Tyson II
Title: Vice President and Treasurer